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                                                                      EXHIBIT 28

                        [EKCO GROUP, INC. LETTERHEAD]

FOR IMMEDIATE RELEASE

     CONTACT:

     John T. Haran                     or       Maureen Wolff-Reid
     Vice President & Treasurer                 Vice President & General Manager
     Ekco Group, Inc.                           Sharon Merrill Associates, Inc.
     (603) 888-1212                             (617) 542-5300

                   EKCO GROUP ANTICIPATES LOWER-THAN-EXPECTED

                    THIRD QUARTER AND FULL YEAR 1996 RESULTS

         NASHUA, N.H., October 9, 1996 -- Ekco Group, Inc. (NYSE: EKO) today announced that it expects its revenues and net income for the third quarter ended September 29, 1996 and its fiscal year ending December 29, 1996 to be lower than analysts' expectations and the prior year's results. The Company expects revenues in the third quarter ended September 29, 1996 to be approximately $80 million and net income to be approximately $2.0 million, or $0.10 per share, before the effect of certain special charges.

         For the 1996 fiscal year, the Company currently expects revenues to be approximately $275 million and net income to be approximately $2.5 million, or $0.12 per share, before the effects of certain special charges and the extraordinary charge related to the Senior Note offering recorded in the first quarter of 1996. The Company expects to announce actual results for the third quarter during the week of October 21, 1996.

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         Robert Stein, Ekco Group president and chief executive officer, stated,
"Revenue in the third quarter was adversely affected principally by lower-than-anticipated sales to the Company's smaller customers. This was attributable largely to transition issues associated with the consolidation of our plastics, cleaning products and housewares units into a single operating entity during the past year. While sales to our largest accounts have continued to grow in 1996 and are expected to be higher than in 1995, sales to the Company's smaller customers have lagged behind last year's level. The persistence of a sluggish retail environment has led to severe pricing competition and the necessity for higher discounts to promote sales. Earnings have been affected by our significant investments in new product development and launches, as well as by marketing and advertising commitments geared to an anticipated level of sales higher than our current expectations."

         Mr. Stein added, "The Company's cash generating power is substantial and we continue to have significant liquidity. Based upon the current forecast, EBITDA before the effect of certain special charges is projected to be approximately $40 million for 1996 compared with $50 million for 1995."

         Mr. Stein stated, "Our management and Board of Directors are actively reviewing operational issues and alternatives in order to improve sales and bring spending in line with revenues. In that regard, I am delighted that Malcolm Sherman, the Company's Chairman of the Board, has agreed to assume responsibility for strategic planning for the Company. As we previously announced, Bob Varakian, Don DeNovellis and I are devoting most of our time to improving the Company's operations. We believe that with Mal's direction at the strategic level and our day-to-day involvement in operations, we now have the management structure and focus to improve the Company's growth and profitability."

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         As an initial step in addressing key, current issues, the Company announced that it will be consolidating its cleaning products manufacturing activities at a facility in Obregon, Mexico. This facility will be located next to, and integrated with, the Company's existing kitchenware products manufacturing plant. The Obregon consolidation will be implemented over an 18-month period, eliminating the manufacturing activities at Ekco Group's plants in Hamilton, Ohio and Easthampton, Massachusetts.

         Mr. Stein stated, "Based on the performance of our existing Obregon plant, we expect the consolidation of our cleaning products manufacturing operations in Mexico to significantly increase operational efficiency. We regret the loss of jobs at the existing plants; however, we recognized the cost to manufacture products at these locations has not been competitive, which has affected our competitiveness in this business."

         This consolidation will result in a fourth quarter 1996 pre-tax charge of $6.5 million related to severance costs and the write-down of assets at the Easthampton and Hamilton sites. There also will be additional operating expenses associated with the orderly transition of manufacturing activities between the various locations through 1997. The estimated annualized pre-tax savings from this consolidation is approximately $4 million.

         The Company also announced that it will record a non-cash charge of approximately $22.3 million in the third quarter related to the reduction of the carrying value -- principally goodwill -- of its plastics business.

         Mr. Stein stated, "Our plastics business has been under severe price and cost pressures for the past several years. Not only have we not been able to recover higher resin costs through increased prices to our customers, we have been forced to offer larger discounts on many products in order to remain competitive in the marketplace. To address this situation, Jeffrey Weinstein, the Company's executive vice president, has become actively involved in the strategic assessment of our plastics business as well as in the design and implementation of a program to improve it. As a result of Mr. Weinstein's efforts, we are taking steps to improve the profitability of this business."

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         Mr. Stein continued, "However, we anticipate that achieving a level of earnings necessary to support the carrying value of the goodwill, will be a long-term process. Therefore, we have reflected this decrease in the carrying value of the business on our current balance sheet. We intend to continue our efforts to revitalize the plastics business, including expanding our sales programs and pursuing greater manufacturing efficiencies."

         Separately, the Company announced that it will record an adjustment to the carrying value of certain real property located in Chicago, Illinois, and Phoenix, Arizona, resulting in charges of $2.5 million in the third quarter.

         As a result of these special charges and the extraordinary charge related to the refinancing in the first quarter, the Company expects its loss in the third quarter ended September 29, 1996 to be approximately $22 million, or $1.18 per share; for the fiscal year the Company expects a loss of $29 million, $1.53 per share.

         In view of these charges, the Board of Directors suspended the payment of a quarterly dividend at this time, and does not anticipate paying cash dividends for the foreseeable future.

         Don DeNovellis, Ekco Group's chief financial officer, noted, "While the Company has sufficient resources to pay the third quarter dividend, its arrangements with the holders of its Senior Notes would need to be amended to permit Ekco Group to pay a dividend at this time."

         Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Such factors and uncertainties include, but are not limited to: the impact of the level of the Company's indebtedness; restrictive covenants contained in the Company's various debt documents; general economic conditions and conditions in the retail environment; the Company's dependence on a few large customers; price fluctuations in the raw materials used by the Company; competitive conditions in the Company's markets; the timely introduction of new products; the impact of competitive

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products and pricing; certain assumptions related to consumer purchasing patterns; the seasonal nature of the Company's business; and the impact of federal, state and local environmental requirements (including the impact of current or future environmental claims against the Company). As a result, the Company's results may fluctuate. Additional information concerning risk factors that could cause actual results to differ materially from those projected in the forward-looking statements is contained in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's best estimates as of the date of this press release. The Company assumes no obligation to update such estimates except as required by the rules and regulations of the Securities and Exchange Commission.

         Ekco Group, Inc. is a leading manufacturer and marketer of branded housewares products that are broadly marketed primarily through major mass merchant, supermarket, home/office and hardware stores. The Company's products include household items such as bakeware, kitchenware, plastic storage products, brooms, brushes and mops, as well as nonpoisonous and low-toxic household pest control products.

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